                                                            OMB APPROVAL
                                                     --------------------------
                                                     OMB Number:    3235-0145
                                                     Expires: December 31, 2005
                                                     Estimated average burden
                                                     hours per response....15


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (Amendment No. --)*


                           Mad Catz Interactive, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   556162 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Geofrey Myers
                           181 Bay Street, Suite 2500
                                Toronto, Ontario
                                     M5J 2T7
                                 (416) 307-4040
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 18, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556162105
------------------------------------------------------------------------------
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

314348 Ontario Limited
------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)
(a)  N/A
(b)  N/A
------------------------------------------------------------------------------
(3) SEC use only
------------------------------------------------------------------------------
(4) Source of funds (see instructions) WC
------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)  [ ]
------------------------------------------------------------------------------
(6) Citizenship or place of organization                      Canada
                  ------------------------------------------------------------
                  (7)Sole Voting Power                          4,019,997
Number of shares  ------------------------------------------------------------
beneficially      (8)Shared Voting Power                        4,247,478
owned by each     ------------------------------------------------------------
reporting person  (9)Sole Dispositive Power                     4,019,997
with:             ------------------------------------------------------------
                  (10)Shared Dispositive Power                  4,247,478
------------------------------------------------------------------------------
(11)Aggregate Amount Beneficially Owned by Each Reporting Person
8,267,475
------------------------------------------------------------------------------
(12)Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
------------------------------------------------------------------------------
(13)Percent of Class Represented by Amount in Row (11)
15.7%
------------------------------------------------------------------------------
(14)Type of Reporting Person (See Instructions)
CO

Item 1. Security and Issuer


State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.


Common Stock
Mad Catz Interactive, Inc.
141 Adelaide Street West, Suite 400
Toronto, Ontario
M5H 3L5


Item 2. Identity and Background


If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a.       Name;

         314348 Ontario Limited

b.       Residence or business address;

         1167 Caledonia Road
         Toronto, Ontario
         M6A 2X1

c. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

d. Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No

e. Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         No

f.       Citizenship.

         Canadian

Item 3. Source and Amount of Funds or Other Consideration


State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.


Working Capital


Item 4. Purpose of Transaction

All securities have been acquired for investment purposes only however, the holder reserves the right to sell and/or transfer all or part of same.

Item 5. Interest in Securities of the Issuer.

a. State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

         8,267,475 and 15.7%

b. For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         4,019,997

c. Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

         N/A

d. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         None

e. If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         N/A


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None

Item 7. Material to be Filed as Exhibits.


The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to:

1.       The borrowing of funds to finance the acquisition as disclosed in
         Item 3;

2. the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and

3. the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

N/A

Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 27, 2004
-----------------------------------------------------------------------------
Date

/s/ Patrick Brigham
-----------------------------------------------------------------------------
Signature

Patrick Brigham - President
-----------------------------------------------------------------------------
Name/Title